Koppers Inc.

436 Seventh Avenue

Pittsburgh, PA 15219

May 12, 2010

Mr. Jay Ingram

Legal Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing and Construction

100 F Street, NE

Washington, D.C. 20549-4631

Re:	Koppers Inc.

Registration Statement on Form S-4

File No. 333-165108

Dear Mr. Ingram:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Koppers Inc. and the co-registrants listed on Annex A hereto (collectively, the “Registrants”), hereby respectfully request that the effective date of the above referenced Registration Statement on Form S-4 be accelerated to 5:30 p.m. (Eastern Time) Wednesday, May 12, 2010, or as soon thereafter as practicable.

The Registrants acknowledge that:

•

should the Securities and Exchange Commission (the “Commission”)or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	we may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (412-227-2889).

Sincerely,

/s/ Steven R. Lacy, Esq.
Steven R. Lacy, Esq.
Senior Vice President, Administration, General Counsel and Secretary

Koppers Inc.

ANNEX A

Co-Registrant	File No.
Koppers Ventures LLC	333-165108-01
Koppers Asia LLC	333-165108-02
Koppers Delaware, Inc	333-165108-03
Concrete Partners, Inc.	333-165108-04
Koppers Concrete Products, Inc.	333-165108-05
World-Wide Ventures Corporation	333-165108-06
Koppers Holdings Inc.	333-165108-07